Exhibit 99.1

Auryn Acquires Key Concessions Adjacent to its Curibaya Porphyry Project in Southern Peru

Vancouver, Canada – August 7, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it has acquired a 100% interest, subject to certain historical NSR royalties, in the Sambalay and Salvador concessions which are adjacent to Auryn’s wholly owned Curibaya property (collectively the “Curibaya Project”) in Southern Peru for US$250,000.

A Message from Ivan Bebek, Executive Chairman & Director:

“Curibaya is located within a mineral trend that hosts some of Peru’s largest porphyry deposits, including Freeport McMoRan’s Cerro Verde deposit, Southern Copper’s Cuajone and Toquepala deposits and Anglo American’s Quellaveco deposit.

“We have been interested in these claims since we first acquired the Curibaya property in 2016 due to its highly prospective location and the mineralization identified to date.”

The Sambalay and Salvador concessions total 4,700 hectares and together represent a 2-kilometre by 3.3-km mineralized alteration system that shows affinities to both high-grade copper porphyry and precious metal intermediate sulphidation systems (Figure 1). Historical high-grade sampling includes up to 13.50% copper, 23.6 g/t gold and 14,180 g/t silver (Table 1). Despite these results, Auryn is unaware of any historical systematic exploration or drilling on the properties.

The Curibaya Project is located 53 km north-northeast of the provincial capital, Tacna, and is accessible by road in 2.5 hours. It is also 11 km south of the Incapuquio regional fault, which is viewed as a major control on the emplacement of mineralized porphyries in the region and is characterized by an Aster alteration anomaly (2 km by 3.3 km) that is similar in size to Southern Copper’s Toquepala deposit as well as Anglo American’s Chisispaya deposit (Figure 2).

Mineralization & Historical Sampling Highlights from Sambalay & Salvador:

Mineralization within the Sambalay and Salvador concessions is hosted within the Toquepala volcanic sequence and the Gramadal limestone. Specifically, there are three defined zones of mineralization on the acquired concessions: Aqua del Milagro, Mina Tapial and Sambalay Chico (Figure 3). The Aqua del Milagro and Mina Tapial zones cover an area of 2 km by 1 km and 900 meters by 100 meters, respectively. They are both interpreted to represent a potential intermediate sulphidation system due to the presence of high-grade gold and silver samples, strong silica clay alteration and associated silica vein stockworks. Auryn’s technical team believes that the observed intermediate sulphidation style of mineralization provides an exploration target analogous to Buenaventura’s San Gabriel deposit (1.4 million gold ounces at 5.7 g/t measured and indicated and 0.8 million gold ounces at 4.6 g/t inferred)1.

Samples from the Aqua del Milagro zone contain a high gold-silver content, with values up to 14,180 g/t silver and 23.6 g/t gold. Samples from the Minas Tapial epithermal veins contain both high-grade gold-silver as well as copper, with values up to 15.1 g/t gold, 2,780 g/t silver and 13.5% copper (Figure 4).

The third defined zone of mineralization, Sambalay Chico, is situated along an east – west trending structural corridor parallel to the Incapuiqo regional fault. The high-grade copper mineralization extends over an 800-meter strike length and is hosted in three parallel breccia bodies that are between 1.5 meters and 8 meters in thickness. Samples from the breccia bodies have copper values up 10.85% and strongly demonstrate the potential for copper porphyry mineralization at depth.

Table 1 summarizes the highlights from historical grab samples at Aqua del Milagro, Mina Tapial and Sambalay Chico.

A Message from Michael Henrichsen, COO & Chief Geologist:

“We are very pleased that we were able to consolidate the Curibaya land postion with the acquisition of these concesions. The abundance of high-grade copper, gold and silver in one of Peru’s most endowed mineralized belts represents another excellent opportunity for us to make a major discovery in Peru.

“We look forward to rapidly advancing the project to drill stage through systematic surface exploration and an airborne VTEM geophysical survey across the multiple mineralized centers.”

Deal Terms:

Under the Mining Concessions Transfer Agreement (the “Transfer Agreement”) entered with Wild Acre Metals (Peru) S.A.C. dated August 2, 2019, the Company will pay US$250,000 for the transfer of the concessions, in favor of the Company, upon recording of the Transfer Agreement with the Peruvian Public Registry. The Sambalay concessions are subject to a 1.5% NSR royalty in favor of each of Teck Peru S.A.C. (“Teck”) and Compania de Exploraciones Orion S.A. (“Orion”). One third, or 0.5%, of the Teck NSR royalty is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage in favor of Teck is recorded in the registry files of the Salvador concessions (Figure 4).

Table 1: Historical rock samples from the Sambalay and Salvador concessions

Historical Rock Samples
Agua del Milagro			Mina Tapial			Sambalay Chico
Au (g/t)	Ag (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (%)
23.60	14,180	0.01	15.10	1,610	3.83	0.02	1.4	10.85
2.86	293	0.01	6.10	8	0.003	0.02	2.2	8.63
2.36	73	0.03	4.93	17	0.26	0.01	22.8	7.40
1.67	377	0.01	3.64	2,780	10.55	0.08	8.3	6.57
1.64	347	0.004	2.08	28	0.002	0.06	1.1	4.67
1.62	1,060	0.04	0.36	203	0.11	0.01	4.3	2.99
1.60	300	0.01	0.18	126	7.07	0.01	2.5	2.99
1.46	248	0.003	0.15	344	13.50	0.02	3.2	2.68
1.16	2,600	0.01	0.06	33	4.97	0.003	3.7	2.32
0.73	203	0.01	0.04	27	2.02	0.03	2.7	1.87
0.55	620	0.004	0.03	20	2.36	0.01	1.8	1.37
0.40	200	0.05	0.03	41	1.80	0.004	8.2	1.30
0.38	2,070	0.01	0.02	9	1.24
0.23	1,410	0.02
0.13	1,340	0.01
0.12	3,260	0.02
0.09	523	0.01
0.07	618	0.01
0.07	259	0.04
0.05	1,660	0.02

Peru Mining Jurisdiction

Legend
Auryn Project
Mine/Development Project
Peru
Aruntani SAC Arasi
Epithermal Gold Belt
Puno
Lake Titicaca
Porphyry Belt
Buenaventura Chucapaca
Arequipa
Freeport-McMoRan Cerro Verde
Aruntani SAC Tukari
Aruntani SAC Santa Rosa
N
100km
Southern Copper Cuajone
Anglo-American Quellaveco
Pacific Ocean
Southern Copper Toquepala
Curibaya/Sambalay
Baños del Indio
Huilacollo
Bolivia
Minsur Pucamarca
Southern Peru Porphyry/Epithermal District
Tacna
Chile
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo

Figure 1: Illustrates the position of the Curibaya Project with respect to the large copper porphyry mines in Southern Peru.

Curibaya: Newly Acquired Sambalay & Salvador Concessions

Toquepala
Ag-Au-Cu-Mo
Incapuquio Fault
Curibaya Fault
San José
Au
Pampa 3
Cu-Mo
Chipispaya
Cu-Au
Coropuro
Cu-Mo
Lukacha
Newly Acquired Sambalay and Salvador Concessions
Curibaya Concessions
Sambalay Chico
Cu
Mina Tapial
Au-Ag-Cu
Agua del Milagro
Au-Ag
N
10 km
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo
Legend
Curibaya Claims
Newly Acquired Claims
Mineralized Zone
Regional Fault
Astra Anomaly

Figure 2: Illustrates clay alteration from Aster imagery as highlighted by the irregular green polygons. Note that the surface expression of the alteration center located within the Sambalay and Salvador concessions is approximately equivalent in size to Southern Copper’s Toquepala deposit and Anglo American’s Chisispaya deposit.

Rock Sample Highlights

Legend
Curibaya Claims
Newly Acquired Claims
Mineralized Zone
Local Fault
Alteration Centre
Rock Samples
Au >= 2 g/t
Ag >= 200 g/t
Cu >= 1%
2 km
Salvador
Curibaya
Sambalay
900m
800m
2km
Sambalay Chico
Rock Highlights:
10.85% Cu, 8.63% Cu, 7.40 Cu and 6.57% Cu
Mina Tapial
Rock Highlights:
15.1 g/t Au, 2,780 g/t Ag, 13.5% Cu, 10.55% Cu and 7.07% Cu
Agua del Milagro
Rock Highlights:
23.6 g/t Au and 14,180 g/t Ag, 3,260 g/t Ag and 2,600 g/t Ag

Figure 3: Illustrates the Aster image alteration center within the Sambalay and Salvador concessions as well as the surface rock samples taken from the Aqua del Milagro, Mina Tapial and Sambalay Chico zones.

NSR Royalty

Legend
Curibaya Claims
Newly Acquired Claims
Mineralized Zone
N
2 km
Salvador
Sambalay Chico
Sambalay
Curibaya
Agua del Milagro
Mina Tapial
NSR Royalty
1.5% NSR Royalty in favor of Teck with the option to purchase one third (0.5 of the 1.5%) of the NSR Royalty by making a cash payment of US$1M; 1.5% NSR Royalty in favor of Orion
Legal mortgage in favor of Teck; 2% NSR Royalty in favor of Teck; US$2M production payment in favor of Teck

Figure 4: Outlines the NSR royalties and production payment associated with the Sambalay and Salvador concessions.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant gold, silver and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya Project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Historical Grab Samples – Sambalay and Salvador

The historical grab samples on Sambalay and Salvador were collected by Teck (2010-2011), Compania de Exploraciones Orion SAC (2010-2011) and Wild Acre Metals (2012-2013). Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

1 Source: Buenaventura, http://www.buenaventura.com/es/